FORM 10-C


Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on the Nasdaq Stock Market, filed pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


Exact name of issuer as specified in charter:     1st Source Corporation

Address of principal executive offices:     100 N. Michigan Street
                                            South Bend, Indiana  46601

Issuer's telephone number (including area code):     (219) 235-2702


I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security     1st Source Corporation - Common
2.  Number of shares outstanding before the change     11,896,095
3.  Number of shares outstanding after the change     12,490,900
4.  Effective date of change     February 15, 1996
5.  Method of change     5% Stock Dividend
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction


II.  Change in Name of Issuer

1.  Name prior to change
2.  Name after change
3.  Effective date of charter amendment changing name
4.  Date of shareholder approval of change, if required




February 15, 1996      Larry E. Lentych /s/    Chief Financial Officer
Date                   Officer's Signature and Title